Antonio Carvalho - Bio

Mr. Carvalho has more than 25 years of experience developing, manufacturing and commercializing innovative products in the pharmaceutical and consumer product industries. At Novartis Pharmaceuticals, he was Vice President, Finance for the Global Oncology business unit where he had financial oversight for the unit's 20 product launches in a 5 year span. Prior to this role, Mr. Carvalho was the General Manager for Novartis' US Pharmaceutical manufacturing unit. His other roles at Novartis include CFO Latin America, CFO US Ophthalmics and Vice President, Controller for Novartis' US Pharmaceutical Division. Mr. Carvalho has a BBA in Accounting from Iona College and is a Certified Public Accountant.